UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Exagen Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30068X103
(CUSIP Number)

September 1, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30068X103

1	NAMES OF REPORTING PERSONS
NMSIC Co-Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,433,958

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,433,958

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,433,958

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Percentage calculated based on 12,640,409 shares of common stock outstanding as of July 24, 2020, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

CUSIP No.	30068X103

1	NAMES OF REPORTING PERSONS
Sun Mountain Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,433,958

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,433,958

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,433,958

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1(a).	Name of Issuer:

Exagen Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1261 Liberty Way
Vista, California 92081

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	NMSIC Co-Investment Fund, L.P. (“NMSIC”); and

(ii)	Sun Mountain Capital Partners, L.L.C. (“Sun Mountain”), the general partner of NMSIC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

527 Don Gaspar Avenue
Santa Fe, New Mexico 87505

Item 2(c).	Citizenship:

See row 4 of the cover page of each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No:

30068X103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

As of September 3, 2020, NMSIC directly owns 2,433,958 shares of common stock, par value $0.001 per share (the “Common Stock”) of the issuer. Sun Mountain is the general partner of NMSIC. The controlling members of Sun Mountain are Brian Birk, Sally Coming and Lee Rand. As such, each of these entities and individuals may be deemed to share beneficial ownership of the shares held of record by NMSIC.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G except to the extent of such person’s direct ownership of such Common Stock, and except to the extent of such direct ownership, such beneficial ownership is expressly disclaimed by each such person.

(b)	Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of 19.26% of the outstanding shares of the Common Stock.

The calculation of beneficial ownership percentage is based on 12,640,409 shares of Common Stock outstanding as of July 24, 2020, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Securities and Exchange Commission on July 28, 2020.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2020

NMSIC CO-INVESTMENT FUND, L.P.

By:	Sun Mountain Capital Partners, L.L.C., its general partner

By:	/s/ Brian Birk
Name: Brian Birk
Title: Managing Member

By:	/s/ Lee Rand
Name: Lee Rand
Title: Managing Member

SUN MOUNTAIN CAPITAL PARTNERS, L.L.C.

By:	/s/ Brian Birk
Name: Brian Birk
Title: Managing Member

By:	/s/ Lee Rand
Name: Lee Rand
Title: Managing Member